From:	Payne, Mary T. <MPayne@ReedSmith.com>
Sent:	Monday, July 08, 2013 3:23 PM
To:	'Dominic Minore (minored@sec.gov)'
Cc:	'rupertk@sec.gov'
Subject:	LocalShares Investment Trust (File Nos. 333-184163; 811-22755)
Attachments:
LocalShares Response Letter to 2nd Round of SEC Comments.DOCX; Pre-Effective Amendment No. 2 to the N-1A Registration Stmt - LocalShares Trust (Draft 6_26_13).DOCX; COMPARE Pre-Effective Amendment No. 1 to the N-1A Registration Stmt - LocalShares Trust  AS FILED Ma.DOCX

Mr. Minore,

As discussed, attached are the responses to the staff’s comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for the NashvilleETF, which is a series of the LocalShares Investment Trust.  A draft of Pre-Effective Amendment No. 2 is attached, along with a copy marked to show changes from Pre-Effective Amendment No. 1.   This draft is complete, other than resolution of any staff comments and availability of the audited seed financial statements.  (Copies of the advisory and subadvisory agreements, along with a draft legal opinion, will be e-mailed to you separately.)

A copy of this e-mail and its attachments will be filed on EDGAR as correspondence.

I look forward to discussing with you on your return.  Best regards.

Mary T. Payne
202.414.9483
mpayne@reedsmith.com

ReedSmith LLP
Washington, DC
202.414.9200
Fax 202.414.9299

Reed Smith LLP 1301 K Street, N.W. Suite 1100 - East Tower Washington, D.C. 20005-3373 +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
Mary T. Payne Direct Phone: +1 202 414 9483 Email: mpayne@reedsmith.com

July 8, 2013

VIA EDGAR SUBMISSION

Dominic Minore, Esq. Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	LocalShares Investment Trust
Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-1A
Registration Nos. 333-184163; 811-22755

Dear Mr. Minore:

This letter responds to oral comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received on May 8, 2013, with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for the NashvilleETF (the “Fund”), which is a series of the LocalShares Investment Trust (the “Trust”).  For convenience, each of the Staff’s comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in the draft of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for the Fund (the “Amendment”), which we are simultaneously transmitting herewith and which will be filed under the Securities Act of 1933 (the “Securities Act”) shortly.  In addition, we have made certain editorial revisions to the disclosure and included some missing information in the Amendment.  Capitalized terms have the same meaning as in the Amendment.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON
SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Dominic Minore, Esq.
July 8, 2013

Name of the Fund

1.	Comment:

Because the fund invests in companies with headquarters in areas beyond the border of Nashville, the name of the fund should be changed to Nashville Region ETF or LocalShares Nashville Index ETF to comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response:

We are not aware of any Commission releases on Rule 35d-1 that address the definition of a “geographic region.”  The Trust believes that references to a specific city name are generally understood by the public to include the greater metropolitan region.  For example, the Office of Management and Budget provides delineations for census purposes, such as Metropolitan and Micropolitan Statistical Area (or “MMSA”), that can be used to determine the most appropriate and commonly understood description of a city.  The MMSA that includes Nashville is the Nashville‐Davidson‐Murfreesboro‐Franklin, TN MMSA.  In the case of the NashvilleETF, the Trust believes that the seven counties included in the underlying index, which are within the Nashville‐Davidson‐Murfreesboro‐Franklin, TN MMSA, are those deemed to make up the Nashville metropolitan area due to their contiguous geographic location and close economic ties.  Accordingly, the Trust respectfully submits that the name “NashvilleETF” should not be viewed as misleading or deceptive to investors or as a violation of Rule 35d-1 under the 1940 Act.

Risk/Return Summary – Fees and Expenses of the Fund

2.	Comment:

The Staff may have additional comments on the fee table once they review the advisory and sub-advisory agreements, as well as the fee waiver agreement.

Response:

Final drafts of the requested documents are attached hereto and will be filed as exhibits in the Amendment.

Risk/Return Summary – Principal Investment Strategies of the Fund

3.	Comment:

Clarify whether the principal investment strategy to invest at least 90% of its assets in securities that comprise the index is 90% of net assets or total assets.

Response:

We have clarified that the 90% applies to total assets.

Dominic Minore, Esq.
July 8, 2013

4.	Comment:

Please add “in approximately the same proportions as the index” to the second sentence of the second full paragraph on page 2.

Response:

We have revised the Amendment accordingly.

Risk/Return Summary – Principal Risks of Investing in the Fund

5.	Comment:

Add passive management risk to the discussion.

Response:

We have revised the Amendment to add passive management risk.

6.	Comment:

Ensure that the list of Principal Risks of Investing in the Fund mirrors the more detailed list in Item 9, or identify the risks in Item 9 that are not principal risks.

Response:

We have revised the Amendment to ensure that the principal risks outlined in the summary and in response to Item 9 match.

7.	Comment:

Please add “which could trigger tax consequences for investors” to the end of the New Fund Risk bullet.

Response:

We have revised the Amendment accordingly.

Additional Information about the Fund – Principal Risks of Investing in the Fund

8.	Comment:

Disclose, as of a recent date, the largest percentage of any one constituent security represented in the LocalShares Nashville Index.  Consider identifying the top three.  This information should be included in the summary prospectus as well.

Dominic Minore, Esq.
July 8, 2013

Response:

The Amendment includes the three largest percentages of any constituent securities currently represented in the LocalShares Nashville Index.

9.	Comment:

Change “Index Risk” to “Index Tracking Risk,” and expand the discussion to include the risk that due to expenses and lag in index, performance may not precisely track the index.

Response:

We have revised the name of the risk as requested, but believe that the Non-Correlation Risk addresses the risk that performance may not precisely track the index.  However, we have made certain revisions to the Non-Correlation Risk to ensure it adequately addresses this comment.

10.	Comment:

On the “Lack of Diversification Risk,” the example at the end of the discussion should be clarified and “by the Fund” should be added to the last sentence after “can be invested.”

Response:

We have clarified the example and added the requested phrase.

Additional Information about the Fund – Investment Adviser

11.	Comment:

Add sub-advisory fee to the list of expenses borne by the Adviser.  Consider deleting the caveat “except for the advisory fees” as confusing.

Response:

We have revised the Amendment to clarify the expenses borne by the Adviser.

Additional Information about the Fund – Taxes on Distributions

12.	Comment:

Confirm the accuracy of this section, as well as the tax section in the Statement of Additional Information, with regard to the current state of tax law.  Add “to investors taxed at taxpayer’s applicable ordinary income tax rate” to the end of the last sentence in the first paragraph.  Delete the second paragraph entirely.

Dominic Minore, Esq.
July 8, 2013

Response:

We have made the changes the Staff suggested and have updated the tax section in the Amendment.

Statement of Additional Information – Description of the LocalShares Nashville Index

13.	Comment:

The Staff will need to review the information about the LocalShares Nashville Index, including its methodology, on the public website before the Amendment can be declared effective.

Response:

We anticipate that the information will be available on the public website by July 12, 2013.  We will notify the Staff as soon that information is posted.

14.	Comment:

In this section, please clarify that the component securities of the index will only be operating companies, and not business development companies or other investment companies.

Response:

We have clarified that business development companies or other investment companies will be excluded.

15.	Comment:

Clarify that whether statements regarding the index apply only initially or on an ongoing basis (such as excluding companies not in compliance with regulatory filings and the maximum weighting of any component).

Response:

We have revised the Amendment accordingly.

16.	Comment:

Add an example to the description of the weighting process.

Response:

We have revised the Amendment to add an example of the weighting process.

Dominic Minore, Esq.
July 8, 2013

Statement of Additional Information – Investment Strategies, Non-Fundamental Policies, and Risks

17.	Comment:

Please separate the non-fundamental policies from the investment strategies and risks so that they are two separate sections.  Add the 80% requirement to the non-fundamental policies.

Response:

We have revised the Amendment accordingly.

18.	Comment:

Under “Borrowing,” in the third paragraph, clarify “those transactions” in which the Fund does not intend to engage.

Response:

We have changed “those transactions” to the “aforementioned transactions.”

Statement of Additional Information – Management of the Trust

19.	Comment:

Move the section entitled “Individual Trustee Qualifications” to appear immediately before the section entitled “Members of the Board and Officers of the Trust.”

Response:

We have retained the current location of the “Individual Trustee Qualifications” section, but have expanded that section to describe the experience, qualifications, attributes, and skills that led to each trustee’s inclusion on the board of the Trust as required by Item 17(b)(10) of Form N-1A.

Statement of Additional Information – Additional Information Concerning the Trust

20.	Comment:

Clarify the statement “The Board may designate additional funds.”

Response:

We have revised the statement to read as follows:  “The Board may add additional portfolios to the Trust in the future.”

Dominic Minore, Esq.
July 8, 2013

Exhibits – Legal Opinion

21.	Comment:

Ensure that the legal opinion that is filed complies with Staff Legal Bulletin No. 19.

Response:

The legal opinion that will be filed in the Amendment complies with Staff Legal Bulletin No. 19.  A draft of the legal opinion is attached hereto and will be filed as an exhibit in the Amendment.

*           *           *           *           *

If you should have any questions on the foregoing, please do not hesitate to contact me at 202.414.9483.

Sincerely,

/s/ Mary T. Payne

Mary T. Payne

Enclosure

cc:	Elizabeth S. Courtney
William Decker